UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	May 2, 2025	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Report of Voting Results May 2, 2025

VIA SEDAR

May 2, 2025

To:	Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Nova Scotia Securities Commission

Ontario Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

RE:	Canadian National Railway Company Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Friday, May 2, 2025, at 10:00 a.m. (Eastern Daylight Time) via live webcast (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. The 11 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 11 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES AGAINST	%
Shauneen Bruder	467,031,198	99.01%	4,673,975	0.99%
Jo-ann dePass Olsovsky	465,145,961	98.61%	6,559,711	1.39%
David Freeman	469,972,193	99.63%	1,733,487	0.37%
Denise Gray	468,307,761	99.28%	3,397,913	0.72%
Justin M. Howell	467,731,599	99.16%	3,974,077	0.84%
Susan C. Jones	470,733,139	99.79%	972,034	0.21%
Robert Knight	469,832,913	99.60%	1,872,766	0.40%
Michel Letellier	467,737,469	99.16%	3,968,206	0.84%
Margaret A. McKenzie	465,368,010	98.66%	6,337,661	1.34%
Al Monaco	469,900,500	99.62%	1,805,177	0.38%
Tracy Robinson	470,824,140	99.81%	881,535	0.19%

2.	Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders by a majority of the shareholders on vote by ballot. The percentage of common shares voted “FOR” the appointment of the auditors was 92.29% of the common shares represented at the Meeting, as follows:

Votes FOR —447,474,301 (92.29%)

Votes WITHHELD —37,360,476 (7.71%)

3.	Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to executive compensation. The percentage of common shares voted “FOR” the Company’s approach to executive compensation was 92.89% of the common shares represented at the Meeting, as follows:

Votes FOR —438,168,657 (92.89%)

Votes AGAINST —33,537,015 (7.11%)

4.	Non-binding Advisory Resolution on CN’s Climate Action Plan

A ballot was conducted with respect to the non-binding advisory vote on the Company’s Climate Action Plan. The percentage of common shares voted “FOR” the Company’s Climate Action Plan was 95.23% of the common shares represented at the Meeting, as follows:

Votes FOR —449,205,195 (95.23%)

Votes AGAINST —22,499,479 (4.77%)

Yours truly,

/s/ Cristina Circelli

Vice-President, Corporate Secretary and General Counsel